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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:

Name of Issuer:  Osteotech Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  688582105

     (Date of Event Which Requires Filing of this Statement)

                          June 3, 1998

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP Number:  688582105

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         John P. Curran

2. Check the Appropriate Box if a Member of a Group a.
         b.

3.  SEC Use Only


4.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

         87,500

6.  Shared Voting Power:

         471,900

7.  Sole Dispositive Power:

         87,500

8.  Shared Dispositive Power:

         471,900

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

         559,400

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares








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11. Percent of Class Represented by Amount in Row (9)
          6.31%

12. Type of Reporting Person
          IN














































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CUSIP Number:  688582105

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Curran Partners, L.P.

2. Check the Appropriate Box if a Member of a Group a.
          b.

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:


6.  Shared Voting Power:

          471,900

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          471,900

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          471,900

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares








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11. Percent of Class Represented by Amount in Row (9)

          5.33%

12. Type of Reporting Person

          PN












































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Item 1(a) Name of Issuer:  Osteotech, Inc.

      (b) Address of Issuer's Principal Executive Offices:
          51 James Way
          Eatontown, New Jersey  07724

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          The principal address of John P. Curran and Curran
          Partners, L.P. (the "Partnership") is 237 Park
          Avenue, New York, New York 10017.

          John P. Curran is a United States citizen.  The
          Partnership is a Delaware limited partnership.

    (d) Title of Class of Securities: Common Stock, $.01 par value (the "Common Stock")

    (e)   CUSIP Number:  688582105


Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),




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    (h)  / / Savings association as defined in Section 3(b)
             of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.
             (a) Amount Beneficially Owned:  Mr. Curran owns
             $559,400 shares of Common Stock; the
             Partnership owns 471,900 shares of Common
             Stock.

             (b) Percent of Class: Mr. Curran's shares represent 6.31% of the outstanding Common
             Stock; the Partnership's shares represent 5.33% of the outstanding Common Stock.

             (c) Mr. Curran: 87,500 shares with sole power to vote or to direct the vote; 471,900 shares with shared power to vote or to direct the vote; 87,500 shares with sole power to dispose or of which to direct the disposition; 471,900 shares with shared power to dispose or of which to direct the disposition. The Partnership: 0 shares with sole power to vote or to direct the vote; 471,900 shares with shared power to vote or to direct the vote; 0 shares with sole power to dispose or of which to direct the disposition; 471,900 shares with shared power to dispose or of which to direct the disposition.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

         Not Applicable




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Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent
Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the
Group.

         Not Applicable

Item 9.  Notice of Dissolution of the Group.

         Not Applicable

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ John P. Curran                          June 29, 1998
______________________                      ___________________
JOHN P. CURRAN                              Date


CURRAN PARTNERS, L.P.


By: /s/ John P. Curran                      June 29, 1998
    _________________________               ___________________
    Title:  General Partner                 Date









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